Exhibit 99.1

June 8, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS ANNUAL

GENERAL MEETING OF SHAREHOLDERS RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL; “Great Panther”) reports the results of its Annual General Meeting of Shareholders (the “Meeting”) held on June 7, 2018 in Vancouver, BC.

A total of 93,649,355 votes were cast representing 55.52% of the issued and outstanding common shares as of the record date for the Meeting.

All of the director nominees were duly elected by shareholders present or represented by proxy. The following provides the voting results for each director nominee:

Director	Votes for	Percent for	Votes withheld	Percent withheld
R. W. (Bob) Garnett	33,475,368	98.40%	543,479	1.60%
Robert A. Archer	33,399,171	98.18%	619,626	1.82%
John Jennings	33,470,440	98.39%	548,407	1.61%
W. J. (James) Mullin	33,472,053	98.39%	546,794	1.61%
Elise Rees	33,447,993	98.32%	570,854	1.68%
James M. Bannantine	33,432,623	98.28%	586,224	1.72%
Jeffrey R. Mason	33,451,327	98.33%	567,520	1.67%

Shareholders voted 98.40% in favour of setting the number of directors at seven and 97.43% in favour of appointing KPMG LLP as auditors and authorizing the directors to fix the auditor remuneration.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is advancing towards the restart of the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. The Company also continues to pursue the acquisition of additional mining operations or projects in the Americas.

Page - 2

James M. Bannantine

President & CEO

For more information, please contact: Alex Heath Director, Investor Relations Toll Free: 1 888 355 1766 Tel: +1 604 638 8956 aheath@greatpanther.com www.greatpanther.com